[redacted]

SECURI' 11023607 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/10 (MM/DD/YY) AND ENDING 9/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maple Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place Suite 2600 Floor 26th

(No. and Street)

Jersey City NJ 07302

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Malosky (201) 369-3020

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2011
09 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Malosky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Maple Securities USA, as of September 30th, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 23 day of Nov., 20 11

Notary Public

Signature

President
Title

EVELYN CABALLERO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 5/7/2012

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2011

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of
Maple Securities U.S.A. Inc.

We have audited the accompanying statement of financial condition of Maple Securities U.S.A. Inc. (the "Company") as of September 30, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Maple Securities U.S.A. Inc. at September 30, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

November 23, 2011

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2011

Assets		
Cash and cash equivalents	$	14,524,727
Cash collateral held pursuant to swap arrangement		5,839,000
Securities purchased under agreements to resell		56,095,011
Securities borrowed		658,567,349
Securities received as collateral, at fair value		1,179,294
Securities and derivative contracts owned, at fair value		145,686,529
Due from brokers, clearing organizations and others		27,320,166
Fixed assets, net of accumulated depreciation and amortization of $3,946,526		1,565,812
Deferred tax assets		1,022,364
Other assets		1,776,986
Total assets	$	913,577,238
Liabilities and shareholder's equity		
Liabilities:		
Bank overdrafts	$	1,550,477
Securities loaned		476,365,172
Obligation to return cash collateral held pursuant to swap arrangement		5,839,000
Obligation to return securities received as collateral, at fair value		1,179,294
Securities and derivative contracts sold, but not yet purchased, at fair value		260,898,537
Due to brokers, clearing organizations and others		1,317,531
Accounts payable and accrued liabilities		5,686,187
Total liabilities		752,836,198
Shareholder's equity:		
Common stock, no par value; 6,000 shares authorized, 4,000 shares issued and outstanding		55,944,171
Additional paid-in capital		95,738,740
Retained earnings		9,058,129
Total shareholder's equity		160,741,040
Total liabilities and shareholder's equity	$	913,577,238

See notes to statement of financial condition.

1. Organization

Maple Securities U.S.A. Inc. (the "Company") is incorporated in the state of Delaware and is a registered broker–dealer under the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority, the Depository Trust Clearing Corporation and the Options Clearing Corporation. The Company is a wholly–owned subsidiary of Maple Partners America, Inc. ("MPAI"), a subsidiary of Maple Financial Group ("MFG"), a privately-held global financial services group based in Canada.

The Company engages in proprietary securities trading for its own account. Additionally, the Company engages in stock borrowing and stock lending activities.

The Company does not carry customer accounts as defined by the Securities and Exchange Commission ("SEC") Rule 15c3–3, the customer protection rule.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

Securities and derivatives transactions and related income and expense are recorded on a trade–date basis. Derivative contracts, securities owned and securities sold, but not yet purchased, are stated at fair value. The fair value of the Company's derivative contracts executed with the same counterparty under a master netting arrangement are reported on a gross basis in the statement of financial condition.

The fair value of derivative contracts, securities owned and securities sold, but not yet purchased, are generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models.

The Company considers all highly liquid financial instruments purchased with an original maturity date of three months or less to be cash equivalents.

2. Significant Accounting Policies (continued)

Financial Accounting Standards Board ("FASB") Accounting Standard Codification (ASC) 825, *Financial Instruments*, requires the disclosure of the fair value of financial instruments, as defined. Substantially all of the Company's financial assets and liabilities are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value.

Furniture and fixtures, computer and telephone equipment, software and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. All assets are depreciated on the straight-line basis over the useful life ranging from three to fifteen years. Leasehold improvements are amortized over the shorter of the economic life or the term of the lease.

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year–end exchange rate. Transactions during the year are translated at the rates of exchange prevailing on the dates of the transactions.

Dividend income and expense is recognized on the ex-dividend date. Interest income and expense is recognized on an accrual basis.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for their future tax consequences related to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

ASC 740 also prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances and information available at the end of each reporting period. A tax position that meets the MLTN recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

2. Significant Accounting Policies (continued)

During the year the Company adopted Accounting Standard Update ("ASU") No. 2010-06, which amends current disclosure requirement as required by ASC 820, *Fair Value Measurements and Disclosure*. The amendments require a number of additional disclosures regarding fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy and activity for recurring Level 3 measures. In addition, the amendments clarify existing disclosure requirements related to the level at which fair value disclosures should be disaggregated, and the requirement to provide disclosures about the valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Levels 2 or 3. The adoption of ASU 2010-06 did not materially impact the Company's statement of financial condition.

3. Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned result from transactions with other broker-dealers or financial institutions ("counterparties") and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of the securities borrowed transactions were done in connection with the Company's securities lending activities and transactions in securities sold, but not yet purchased. The Company records rebate income and fee expense on the accrual basis.

Reflected in securities borrowed and securities loaned on the statement of financial condition are dividends and rebates receivable and payable, respectively. As of September 30, 2011, the Company recorded total dividends and rebates receivable and payable of $2,669,058 and $2,710,833, respectively.

3. Securities Borrowed and Securities Loaned (continued)

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At September 30, 2011, the Company obtained securities with a fair value of $655,898,291 on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities or to satisfy its commitments under securities sold, but not yet purchased.

In accordance with ASC 860, *Transfers and Servicing*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral. At September 30, 2011, these amounts totaled a fair value of $1,179,294 and are reflected as securities received as collateral and obligation to return securities received as collateral on the statement of financial condition.

4. Securities Purchased Under Agreements To Resell

Securities purchased under agreements to resell ("resale agreements") are collateralized by U.S. government and agency obligations and are recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of these underlying assets is reviewed daily and additional cash or other collateral is obtained or returned as necessary.

At September 30, 2011, the fair value of securities received as collateral totaled $56,095,000. Substantially all of the securities obtained by the Company under resale agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities. The Company records interest income on the accrual basis. At September 30, 2011, included in securities purchased under agreements to resell on the statement of financial condition is accrued interest of $11.

5. Due from and Due to Brokers, Clearing Organizations and Others

At September 30, 2011, amounts due from and due to brokers, clearing organizations and others consist of the following:

	Due from Brokers, Clearing Organizations and Others	Due to Brokers, Clearing Organizations and Others
Due from clearing brokers	$ 423	$ –
Due from/to clearing organizations	684,512	126,890
Deposits with clearing organizations	24,255,010	–
Unsettled trades	–	1,141,810
Due from/to affiliates	2,380,221	48,831
	$ 27,320,166	$ 1,317,531

Deposits with clearing organizations represent balances at the Options Clearing Corporation ("OCC") of $17,400,000, the National Securities Clearing Corporation ("NSCC") of $4,347,080 and Depository Trust Clearing Corporation ("DTCC") of $2,507,930 in order to satisfy margin requirements.

Unsettled trades represent the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. Trades pending settlement at September 30, 2011 were settled without a material effect on the Company's statement of financial condition.

Amounts due from and due to affiliates represent receivables and payables with affiliates of the Company (see note 10, Related Party Transactions, for additional information related to these receivables and payables).

6. Securities and Derivative Contracts Owned and Sold, but Not Yet Purchased

At September 30, 2011, included in securities and derivative contracts owned are equity securities, exchange traded equity index option contracts, over-the-counter equity index option contracts and currency forward contracts. Included in securities and derivative contracts sold, but not yet purchased, are equity, exchange traded equity index option contracts, over-the-counter equity index option contracts written and equity total return swaps.

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

Additionally, at September 30, 2011, the Company has pledged equity securities owned with a fair value of $126,864,247 to the OCC in order to satisfy its margin requirement.

7. Fair Value Measurements and Disclosures

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is categorized into the three level hierarchy based upon the observability of the inputs which are significant to the overall fair value measurement.

7. Fair Value Measurements and Disclosures (continued)

The three tier hierarchy of inputs is summarized below.

Level 1 – Valuation is based on unadjusted quoted prices in active markets for identical assets and liabilities as of the reporting date.

Level 2 – Valuation is based on other significant observable inputs, either directly or indirectly, at the reporting date such as a) quoted prices for similar assets and liabilities, b) observables inputs other than quoted prices, for assets and liabilities; or c) inputs that are derived from or corroborated by observable market data by correlation or other means.

Level 3 – Valuation is based on significant unobservable inputs for an asset or liability and includes situations where there is little, if any, market activity at the reporting date. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The following table presents the Company's major categories of asset and liabilities that are measured at fair value on a recurring basis within the fair value hierarchy at September 30, 2011:

Description	Quoted Prices in Active Markets for Identical Investments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets			
Exchange traded equity securities	$ 144,813,848	$ –	$ –
Exchange traded equity index option contracts	693,651	–	–
Over-the-counter equity option contracts	–	177,178	–
Currency forward contracts	–	1,852	–
Total	$ 145,507,499	$ 179,030	$ –
Liabilities			
Exchange traded equity securities	$ 130,079,165	$ –	$ –
Exchange traded equity index option contracts	130,379,715	–	–
Over-the-counter equity option contracts	–	338,813	–
Equity total return swaps, net	–	100,844	–
Total	$ 260,458,880	$ 439,657	$ –

7. Fair Value Measurements and Disclosures (continued)

The fair value of exchange traded equity securities and equity index option contracts within Level 1 is based on quoted prices in active markets.

The fair value of over-the-counter equity option contracts and currency forward contracts within Level 2 is based on other significant observable inputs, including but not limited to, quoted prices for similar securities. The fair value of equity total return swaps contracts is determined by reference to the quoted prices at which the underlying equity securities are traded in active markets, dividend payments on the reference securities, the Company's cost of carrying the reference securities and commissions and trading fees incurred by Company in establishing, changing or liquidating the reference securities positions.

The Company's policy is to recognize transfers between levels as of the actual date of the event or change in circumstance that caused the transfer. There were no transfers between Levels 1 and 2 during the year ended September 30, 2011.

8. Fixed Assets

At September 30, 2011, fixed assets are comprised of the following:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Computer and telephone equipment	$ 1,629,140	$ (1,354,163)	$ 274,977
Software	1,406,710	(737,762)	668,948
Furniture and fixtures	715,451	(540,304)	175,147
Leasehold improvements	1,761,037	(1,314,297)	446,740
	$ 5,512,338	$ (3,946,526)	$ 1,565,812

9. Regulatory Requirements

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule ("Rule 15c3-1"). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items or $250,000, as defined.

At September 30, 2011, the Company had net capital of $99,171,234 which was $98,921,234 in excess of the required net capital of $250,000. During the year, the Company did not effect transactions for anyone defined as a customer under SEC Customer Protection (Rule 15c3-3). Accordingly, at September 30, 2011, the Company had no customer related debit items to be aggregated under this Rule.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

10. Related Party Transactions

At September 30, 2011, related party balances receivable and payable primarily consist of balances related to fees for back-office services such as securities clearance and settlement, accounting and payroll services, fees for the use of office space, and fees and expenses arising from the normal course of business, such as securities related transactions and operating expenses paid to vendors by one entity on behalf of its affiliate. These balances are included in due from/due to brokers, clearing organizations and others on the statement of financial condition.

	Due from Affiliates	Due to Affiliates
Maple Partners America, Inc. ("MPAI")	$ 2,128,304	$ –
Maple Bank GmbH ("MBG")	–	46,858
Maple Securities Canada, Ltd. ("MSCL")	–	1,973
Maple Trade Finance Corp. ("MTFC")	220,602	–
Maple Securities U.K., Ltd. ("MSUK")	20,983	–
Maple Arbitrage Inc. ("MAI")	10,332	–
	$ 2,380,221	$ 48,831

10. Related Party Transactions (continued)

The Company participates in a deferred share-based awards program, managed by MFG, which is governed by the Amended Executive Restricted Share Unit ("RSU") plan. During the year, the fair value of the RSUs granted to the employees of the Company totaled $199,202. The vesting provisions are determined by the Board of Directors of MFG at the date of the grant. As of September 30, 2011, the number of RSU granted to Company employees is 68,601, none of them are vested.

The Company accounts for the RSU plan as a variable compensation plan and as such the value of the awards is remeasured at each reporting date based on the fair value of the RSUs. The Company recognizes a liability and corresponding compensation expense equal to the value of the remeasured RSUs amortized over the vesting period. At September 30, 2011, the total amortized compensation cost under the RSU plan is $242,644, and is included in accounts payable and accrued liabilities on the statement of financial condition.

At September 30, 2011, $2,130,089 related to securities borrowed and $107,437,451 related to securities lending transactions were due from and due to affiliates, respectively. These amounts are primarily with MSUK, MSCL and MBG. These balances are included in securities borrowed and securities loaned on the statement of financial condition.

During the year the Company made advances to and received advances or overdrafts from MBG, MSCL, MTFC and MPAI. These advances or overdrafts were due upon demand. At September 30, 2011, the Company had overdrafts with MBG of $1,225,675. This balance is included in bank overdraft on the statement of financial condition. The Company has an unsecured line of credit agreement with MBG, principally to finance securities lending activities. Amounts available under the line of credit are limited to 85 million euro and the Company is not charged for the unused portion of line of credit. At September 30, 2011, there were no outstanding borrowings against the line of credit. Interest payable on amounts drawn under the line of credit is based on the EURIBOR rate plus a spread based on the funding term. The spread ranges from 95 to 370 bps.

During the year, the Company traded unlisted equity option contracts with MBG. At September 30, 2011, the fair value of the long and short option contracts were $177,178 and $338,813, respectively, and are included in securities and derivative contracts owned and securities and derivative contracts sold, but not yet purchased on the statement of financial condition.

10. Related Party Transactions (continued)

During the year, the Company entered into equity total return swaps transactions with MPAI. At September 30, 2011, the net fair value of the Company's equity total return swaps of $100,844 (a net liability) is included in securities and derivative contracts sold, but not yet purchased on the statement of financial condition.

The Company mitigates its credit risk exposure on the total return swaps by obtaining collateral in the form of cash held in a segregated cash account. At September 30, 2011, the collateral obtained was $5,839,000 and is recorded as cash collateral held pursuant to swap arrangement and obligation to return cash collateral held pursuant to swap arrangement on the statement of financial condition.

As discussed in note 11, the Company's income is included in the consolidated U.S. Federal income tax return of MPAI and its subsidiaries. During the year the Company made estimated tax payments to MPAI which exceeded the Company's current allocable Federal income taxes by $1,662,634. At September 30, 2011, this amount is part of the balance due from affiliates, which is included in Due from brokers, clearing organizations and others on the statement of financial condition.

11. Income Taxes

The Company's income is included in the consolidated U.S. Federal income tax return of MPAI and its subsidiaries. The Company files separate state and local income tax returns. A provision for taxes is allocated to the Company based on the tax that would have been determined on a separate tax return basis.

The Company has gross deferred tax assets of approximately $1 million primarily related to unpaid remuneration for fiscal 2011 and difference in the fixed assets basis used for accounting and tax purposes. At September 30, 2011, the Company believes it is more likely than not that the entire amount of such deferred tax assets will be realized in the future.

Federal and state income tax returns remain open for fiscal years ended September 30, 2006 through September 30, 2011. The Company has no unrecognized tax benefits, interest or penalties at September 30, 2011.

12. Derivative Financial Instruments and Other Off-Balance Sheet Risks

In the normal course of business, the Company trades various derivative financial instruments with off-balance sheet risk. The Company enters into derivative transactions to manage the Company's own exposure to market and credit risk resulting from its business activities.

Derivatives are financial instruments, which include forward foreign exchange contracts, index futures and options, whose value is based upon an underlying asset, index or reference rate. Each of these derivative financial instruments contain varying degrees of off-balance sheet risk whereby changes in the fair values of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of financial condition.

A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties.

Options represent the right to purchase or sell financial assets at specified terms at specified future dates. The Company is engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability, subsequently marked at its fair value, and is included in securities sold, but not yet purchased on the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current fair value.

Equity total return swaps transactions represent agreements between two parties to make payments based upon the performance of equity instruments. Under the terms of these transactions, the Company is obligated to pay the appreciation and any dividends or distributions, or entitled to receive the depreciation and any dividends or distributions on a portfolio of equity securities. The ultimate gain or loss depends upon the prices at which the underlying financial instruments of the total return swaps transactions are valued, on settlement date.

Forward foreign exchange contracts represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in foreign currency exchange rates.

12. Derivative Financial Instruments and Other Off-Balance Sheet Risks (continued)

At September 30, 2011, the Company holds the following derivative financial instruments:

	Fair Value of Assets	Fair Value of Liabilities
Exchange traded equity index options	$ 693,651	$ 130,379,715
Over-the-counter equity index options	177,178	338,813
Equity total return swaps, net	–	100,844
Forward foreign exchange contracts	1,852	–
	$ 872,681	$ 130,819,372

As of September 30, 2011, the Company held $5,839,000 cash in a segregated account which it received from MPAI as collateral against the equity total return swaps and is available for use only in the event of MPAI's default under the terms of the swap arrangement.

The following is a summary of notional values of the Company's derivative instrument held at September 30, 2011:

	Notional Value of Assets	Notional Value of Liabilities
Exchange traded equity index options	$ 264,687,500	$ 267,650,300
Over-the-counter equity index options	5,062,500	4,687,500
Equity total return swaps	8,443,013	23,208,881
Forward foreign exchange contracts	225,373	672,592

13. Commitments and Contingent Liabilities

The Company has obligations under leases in excess of one year related to office space. As of September 30, 2011, the aggregate minimum annual rental commitments under the operating leases are as follows (for the fiscal year ending September 30):

2012	$ 858,830
2013	816,830
Thereafter	340,346
	$ 2,016,006

The Company may be involved in litigation arising in the normal course of business. At September 30, 2011, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

The Company applies the provisions of the ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

14. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities, including securities lending in which counterparties primarily include large domestic and international banks and broker-dealers, and other financial institutions, including related parties described in Note 10 to this statement of financial condition. From time to time, the Company may assume concentrated credit risk at the individual obligator, counterparty or guarantor level. In addition, the Company may from time to time be exposed to concentrated credit risk at the industry or country level, potentially exposing the Company to a single market or political event or correlated set of events.

14. Concentrations of Credit Risk (continued)

The Company also generally is not able to net exposure across counterparties that are affiliated entities and may not be able in all circumstances to net exposures across multiple products to the same legal entity. As a consequence, the Company may incur a loss in relation to one entity or product even though the Company's exposure to one of its affiliates or across product types is over collateralized. Generally, all of the Company's counterparty exposure is secured, and when the Company's exposure is secured, the realizable market value of the collateral may have declined by the time the Company exercises rights against that collateral. This risk may be particularly acute if the Company is required to sell the collateral into an illiquid or temporarily impaired market. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of any collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties. At any point in time, having one or more counterparties to which the exposure exceeds 10% of the Company's total shareholder's equity is not unusual. If a significant individual counterparty defaults on an obligation to the Company, the Company could incur financial losses that materially adversely affect the Company's businesses, operating results and financial position. At September 30, 2011 approximately 57% of the Company's credit exposure associated with its securities borrowing activities was spread amongst its five largest counterparties and the amount of loss to be incurred if the counterparties failed to perform to the terms of their contracts would not exceed approximately $19 million.

15. Retirement Plan

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 100% of the contributions made by the participant to the Plan but not to exceed 5% of the employee's compensation, capped at the annual deferral limit, as defined.

16. Subsequent Events

FASB ASC 855, *Subsequent Events*, requires the disclosure of events occurring subsequent to the statement of financial condition date. The Company evaluated subsequent events through November 23, 2011, the issuance date of the statement of financial condition. The Company did not have any significant subsequent events to report.

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STATEMENT OF FINANCIAL CONDITION

Maple Securities U.S.A. Inc.
September 30, 2011
With Report of Independent
Registered Public Accounting Firm

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